Exhibit 8

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, J. Obie Strickler_________ , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)	“Obie Strickler”	March 1,2021
Name:	J. Obie Strickler	Date:
Title:	Chief Executive Officer

Reporting Issuer Name:	Grown Rogue International Inc.

End date of previous financial year:	October 31, 2020

Type of Reporting Issuer:	☑ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	Canadian Securities Exchange
(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:

(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol
GRIN _______________
1st Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/11/20 ___________ to 31/01/20_____________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.090_______________ ______(i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	74,518,897 __________________(ii)

Market value of class or series	(i) x (ii) $6,706,701 ___________________ (A)

2nd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees	01/02/20 ___________ to 30/04/20______________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.085 ______________________(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	95,618,897 ____________________(iv)

Market value of class or series	(iii) x (iv) $ 8,127,606 ___________________ (B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/05/20______________ to 31/07/20_________________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.135_______________________ (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	106,759,533___________________ (vi)

Market value of class or series	(v) x (vi) $ 14,412,537____________________ (C)

4th Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	01/08/20_______________ to 31/10/20________________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	0.120__________________________ (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	107,559,533 _____________________(viii)

Market value of class or series	(vii) x (viii) $ 12,90,,144_____________________ (D)

5th Specified Trading Period (dd/mm/yy)
(if applicable - refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	______________________to______________________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ ____________________________ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	______________________________(x)

Market value of class or series	(ix) x (x) $ _____________________________ (E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$ 10,538,497 ______________________ (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 Fees)	$ 0.00 ___________________________ (2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2) $ 10,538,497_______________________

Participation Fee	$1,070___________________________
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)

Late Fee, if applicable

(As determined under section 2.7 of OSC Rule 13-502 Fees)	$ NIL___________________________

Total Fee Payable
(Participation Fee plus Late Fee)	$ 1,070__________________________